UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
■   Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
H Influencer Collective Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 31, 2016

Physical address of issuer
100 S 4th Street, Suite 3B, Brooklyn, NY, 11249, United States

Website of issuer
https://thehhub.com/

Current number of employees
15

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$299,935.68	$24,136.62
Cash and Cash Equivalents	$39,842.89	$24,136.62
Accounts Receivable	$243,367.65	$0
Short-term Debt	$0	$0
Long-term Debt	$323,699.57	$1,977,838.50
Revenues/Sales	$1,104,536.47	$477,906.36
Cost of Goods Sold	$501,053.13*	$185.45*
Taxes Paid	$668.98	$0
Net Income	-$356,435.95	-$916,655.09

*This amount represents cost of revenues.

Table of Contents

SUMMARY 6

    The Business 6

RISK FACTORS 6

    Risks Related to the Company's Business and Industry 6

BUSINESS 13

    Description of the Business 13

    Business Plan 13

    The Company's Products and/or Services 13

    Product / Service 13

    Description 13

    Current Market 13

    Competition 13

    Customer Base 13

    Intellectual Property 13

    Governmental/Regulatory Approval and Compliance 13

    Litigation 13

DIRECTORS 13

James Cole 14

OFFICERS 14

    Employees 14

CAPITALIZATION AND OWNERSHIP 14

    Capitalization 14

    Operations 16

    Liquidity and Capital Resources 17

    Capital Expenditures and Other Obligations 17

    Related Party Transactions 17

    EXHIBIT A 19



April 29, 2022

H Influencer Collective Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by Wellbeing Brewing Company LLC, a Missouri Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://wellbeingbrewing.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://thehhub.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents

incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form CAR. Factors or events that could cause our actual operating and financial performance to differ
may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

H Influencer Collective Inc. is a Delaware corporation incorporated/formed on August 31, 2016.

The Company is located at 100 S 4th Street, Suite 3B, Brooklyn, NY, 11249, United States.

The Company's website is https://thehhub.com/

The Company conducts business in all 50 U.S. states.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

6

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court

actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act,

unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We currently have not authorized enough Preferred Stock to satisfy the conversion of outstanding convertible notes.
We plan to authorize additional Preferred Stock in the future to satisfy the conversion of all outstanding convertible notes.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors

have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.
Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail

to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

BUSINESS

Description of the Business
We connect brands to the best photographers and videographers in the country.

Business Plan
Our Company generates revenue through our online platform. The business plan is to scale the number of brands who use our software platform. We make 18% off of each transaction (where a brand hires a photographer) and thus the more brands who complete jobs on our platform the more revenue we generate. First, we will focus on Food and Beverage brands, later, brands in other verticals, later still, B2C use cases such as headshots, weddings, engagement photos and more.

The Company's Products and/or Services

Product / Service	Description	Current Market
H Hub Photographers	Brands book photographers through our platform	Food and Beverage E Commerce

Competition
We face competition from other photographer acquisition sites like Soona, Fohr, and Popular Pays.

Customer Base
Our core customer base is food & beverage E-commerce companies.

Supply Chain
We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property
We do not own any trademarks or patents.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is unaware of any threatened or actual litigation.

DIRECTORS

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
James Cole	CEO, Founder, and Director	The H Hub - Founder. 2016 - Present	AB Art History and Visual Arts - Princeton University Class of 2012

James Cole
Before The Hub, James was an executive at We Heart It where he ran Content. Prior, he worked at Young and Rubicam in NYC as a Brand Strategist. James graduated from Princeton University with a joint degree in Art History and Visual Arts (with a focus in Photography).

OFFICERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
James Cole	CEO, Founder, and Director	The H Hub - Founder. 2016 - Present	AB Art History and Visual Arts - Princeton University Class of 2012

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 15 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following classes of Securities:

Type/Class of security	Common Stock
Amount Authorized	10,000,000
Amount outstanding	5,912,599
Par Value (if applicable)	.0001
Voting Rights	Yes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	78.02%

Type/Class of security	Option Pool
Amount Authorized	1,500,000
Amount outstanding	1,110,000
Par Value (if applicable)	N/A
Voting Rights	Yes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Stock Options which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.65%

Type/Class of security	SAFE Notes
Amount Authorized	$433,699.57
Common Stock Required Upon Conversion	555,259
Voting Rights	Yes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional SAFE Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.33%
Other Rights	None

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
James Cole	5,000,000/Common Stock	65.98%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
H Influencer Collective Inc. ("the Company") was incorporated on August 31, 2016 under the laws of the State of Delaware, and is headquartered at 100 S 4th Street, Suite 3B, Brooklyn, NY, 11249, United States. We connect brands to the best photographers and videographers in the country.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

The Company had $27,682 in cash as of March 31, 2022. The Company has a burn rate of $100,000/month, leaving it with less than a month of runway.

As of March 31, 2022, the Company has $433,699 in convertible notes outstanding.

The Company has authorized 10,000,000 shares of Common Stock, 5,912,599 of which are issued and outstanding. The Company has authorized 1,500,000 Stock Options, 1,110,000 of which are issued and outstanding.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Previous Offerings of Securities
We have made no issuances of securities within the last three years.

Related Party Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.
The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	James Cole
Relationship to the Company	Founder
Total amount of money involved	$60,000
Benefits or compensation received by related person	Invested in preferred equity units alongside other investors with the same terms
Benefits or compensation received by Company	Annual salary of $42K
Description of the transaction	Founder investment in the Company

Related Person/Entity	Chris Cole
Relationship to the Company	Founder's Father
Total amount of money involved	$1,700,000
Benefits or compensation received by related person	Invested in preferred equity units alongside other investors with the same terms

Benefits or compensation received by Company	None
Description of the transaction	SAFE Investment

EXHIBIT A
Financials

The Hub

Profit and Loss

January - December 2021

	JAN 2021	FEB 2021	MAR 2021	APR 2021	MAY 2021	JUN 2021	JUL 2021
Income							
Enterprise	69,000.00	32,000.00	81,250.00	100,800.00	21,250.00	79,128.00	33,300.00
Performance Marketing		3,250.00	12,713.00	22,000.00	16,941.00	30,000.00	24,500.00
SMB Marketplace	18,502.13	6,476.80	12,929.07	21,965.29	15,174.92	15,666.07	13,484.63
Total Income	**$87,502.13**	**$41,726.80**	**$106,892.07**	**$144,765.29**	**$53,365.92**	**$124,794.07**	**$71,284.63**
Cost of Goods Sold							
Cost of Goods Sold							
Payment Processing Fees	1,523.13	1,316.49	1,448.11	2,909.99	1,677.72	3,534.69	1,927.59
Performance Marketing							
Production - Enterprise	14,816.50	8,811.70	16,614.46	49,085.47	44,848.82	13,791.81	19,719.38
Total Cost of Goods Sold	**16,339.63**	**10,128.19**	**18,062.57**	**51,995.46**	**46,526.54**	**17,326.50**	**21,646.97**
Total Cost of Goods Sold	**$16,339.63**	**$10,128.19**	**$18,062.57**	**$51,995.46**	**$46,526.54**	**$17,326.50**	**$21,646.97**
GROSS PROFIT	**$71,162.50**	**$31,598.61**	**$88,829.50**	**$92,769.83**	**$6,839.38**	**$107,467.57**	**$49,637.66**
Expenses							
Advertising & Marketing - Enterprise	13,155.87	19,621.63	4,314.00	0.00	151.44	32,328.38	18,267.75
Advertising & Marketing - SMB	1,604.99	3,204.99	1,604.99				
Contractors	14,379.98	16,725.89	12,722.03	14,668.52	14,260.01	8,426.97	7,251.43
Equipment Rental		2,770.76				63.42	
Facilities							
Rent							
Repairs & Maintenance							
Telephone & Internet	82.48	82.48	82.48	82.48	82.48	82.48	82.48
Utilities							
Total Facilities	**82.48**	**82.48**	**82.48**	**82.48**	**82.48**	**82.48**	**82.48**
Legal & Professional Services							
Accounting		1,125.00	950.00				370.00
Designers	750.00				4,771.00	525.00	700.00
General Marketing					3,200.00	6,400.00	
Legal			1,994.00		5,831.00	8,102.00	1,590.00
Other							
Recruiting				5,500.00			
Technology		20,000.00		4,200.00		9,400.00	28,850.00
Total Legal & Professional Services	**750.00**	**21,125.00**	**2,944.00**	**9,700.00**	**13,802.00**	**24,427.00**	**31,510.00**
Office/General Administrative Expenses							
Bank Charges & Fees	361.00	279.00	305.00	139.00	173.00	55.00	125.00
Dues & subscriptions							
Health & Wellness							
Insurance		314.00				380.00	-8.06
Meals & Entertainment	36.04	1,183.78	243.90	2,803.66	1,466.03	1,963.63	2,615.19
Miscellaneous		110.00	566.51	1,006.00	1,010.00	102.00	958.00
Postage					26.01		

	JAN 2021	FEB 2021	MAR 2021	APR 2021	MAY 2021	JUN 2021	JUL 2021
Small Office Equipment and Supplies	-45.11	306.70	125.64	250.20	15.24	32.62	-10.17
Software & Hosting	609.70	736.81	1,396.59	1,590.64	2,758.09	6,923.66	1,241.25
Total Office/General Administrative Expenses	**961.63**	**2,930.29**	**2,637.64**	**5,789.50**	**5,448.37**	**9,456.91**	**4,921.21**
Payroll Expenses							
Payroll Processing	173.00	161.00	161.00	136.85	173.00	173.00	358.00
Payroll taxes	224.00	0.00	0.00	897.64	746.55	556.79	751.11
Wages	9,000.00	9,000.00	9,000.00	16,641.02	15,666.66	15,666.66	11,989.74
Workers Compensation	38.98	38.98	48.57	29.39	38.98	38.98	33.48
Total Payroll Expenses	**9,435.98**	**9,199.98**	**9,209.57**	**17,704.90**	**16,625.19**	**16,435.43**	**13,132.33**
Travel							
Airfare	235.80	496.80	1,183.60	378.80	585.61	2,481.01	
Local Transportation		539.48	25.35	571.38	743.80	633.34	915.63
Lodging		1,712.78		2,135.43	600.03	136.38	
Travel - Misc.							
Total Travel	**235.80**	**2,749.06**	**1,208.95**	**3,085.61**	**1,929.44**	**3,250.73**	**915.63**
Total Expenses	**$40,606.73**	**$78,410.08**	**$34,723.66**	**$51,031.01**	**$52,298.93**	**$94,471.32**	**$76,080.83**
NET OPERATING INCOME	$30,555.77	$ -46,811.47	$54,105.84	$41,738.82	$ -45,459.55	$12,996.25	$ -26,443.17
Other Income							
Other Income							
Total Other Income	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
Other Expenses							
Depreciation							
State Taxes							
Taxes		1,000.00		500.00			50.00
Total Other Expenses	**$0.00**	**$1,000.00**	**$0.00**	**$500.00**	**$0.00**	**$0.00**	**$50.00**
NET OTHER INCOME	$0.00	$ -1,000.00	$0.00	$ -500.00	$0.00	$0.00	$ -50.00
NET INCOME	$30,555.77	$ -47,811.47	$54,105.84	$41,238.82	$ -45,459.55	$12,996.25	$ -26,493.17

	AUG 2021	SEP 2021	OCT 2021	NOV 2021	DEC 2021	TOTAL
Income						
Enterprise	43,050.00	76,500.00	122,875.00	41,853.26	20,000.00	$721,006.26
Performance Marketing	8,620.00	6,000.00	12,000.00	12,000.00	12,000.00	$160,024.00
SMB Marketplace	13,900.62	43,079.80	27,579.58	24,093.48	10,653.82	$223,506.21
Total Income	**$65,570.62**	**$125,579.80**	**$162,454.58**	**$77,946.74**	**$42,653.82**	**$1,104,536.47**
Cost of Goods Sold						
Cost of Goods Sold						$0.00
Payment Processing Fees	1,891.13	1,927.74	2,044.14	1,361.21	1,575.43	$23,137.37
Performance Marketing	20,977.42	13,500.00	13,000.00	7,000.00	-7,310.49	$47,166.93
Production - Enterprise	13,900.77	98,839.07	91,196.74	46,615.32	12,508.79	$430,748.83
Total Cost of Goods Sold	**36,769.32**	**114,266.81**	**106,240.88**	**54,976.53**	**6,773.73**	**$501,053.13**
Total Cost of Goods Sold	**$36,769.32**	**$114,266.81**	**$106,240.88**	**$54,976.53**	**$6,773.73**	**$501,053.13**
GROSS PROFIT	**$28,801.30**	**$11,312.99**	**$56,213.70**	**$22,970.21**	**$35,880.09**	**$603,483.34**
Expenses						
Advertising & Marketing - Enterprise	0.00	54,094.00	60,786.68	18,290.39	20,088.40	$241,098.54
Advertising & Marketing - SMB			1,000.00	1,500.00	27.19	$8,942.16
Contractors	6,526.90	11,823.83	14,663.44	14,769.18	19,041.94	$155,260.12
Equipment Rental						$2,834.18
Facilities						$0.00
Rent				4,875.00	4,875.00	$9,750.00
Repairs & Maintenance	10.00	80.00	130.00		10.00	$230.00
Telephone & Internet	82.48	82.48	82.48	82.48	82.48	$989.76
Utilities			601.99	1,000.00	800.00	$2,401.99
Total Facilities	**92.48**	**162.48**	**814.47**	**5,957.48**	**5,767.48**	**$13,371.75**
Legal & Professional Services						$0.00
Accounting	5,993.75	6,987.50	9,650.00	5,687.50	5,243.75	$36,007.50
Designers	688.00	6,506.25	3,225.00	1,750.00		$18,915.25
General Marketing		500.00	3,200.00	5,000.00	5,000.00	$23,300.00
Legal	870.00	2,847.50			12,391.05	$33,625.55
Other					4,000.00	$4,000.00
Recruiting						$5,500.00
Technology	25,250.00		6,428.49	22,482.26	-22,160.75	$94,450.00
Total Legal & Professional Services	**32,801.75**	**16,841.25**	**22,503.49**	**34,919.76**	**4,474.05**	**$215,798.30**
Office/General Administrative Expenses						$0.00
Bank Charges & Fees		139.99	54.98	31.15	3,921.51	$5,584.63
Dues & subscriptions	40.00		8.00	27.99	46.98	$122.97
Health & Wellness	1,630.00				190.00	$1,820.00
Insurance	431.42	212.54	222.09	192.36	538.99	$2,283.34
Meals & Entertainment	3,433.33	8,230.66	6,171.13	4,917.75	3,466.04	$36,531.14
Miscellaneous	1,010.00	2,728.70	3,573.44	202.00	1,762.50	$13,029.15
Postage		894.47	1,012.71	517.50	10.00	$2,460.69

	AUG 2021	SEP 2021	OCT 2021	NOV 2021	DEC 2021	TOTAL
Small Office Equipment and Supplies	-46.84	103.97	872.15	467.02	1,127.85	$3,199.27
Software & Hosting	1,963.55	5,554.22	6,125.28	3,557.45	5,738.98	$38,196.22
Total Office/General Administrative Expenses	**8,461.46**	**17,864.55**	**18,039.78**	**9,913.22**	**16,802.85**	**$103,227.41**
Payroll Expenses						$0.00
Payroll Processing	197.00	245.00	413.00	377.00	341.00	$2,908.85
Payroll taxes	2,567.63	1,431.94	899.24	2,764.76	3,768.25	$14,607.91
Wages	23,166.66	14,114.81	22,211.54	32,639.11	43,958.34	$223,054.54
Workers Compensation	69.45	68.58	226.75	59.56	134.82	$826.52
Total Payroll Expenses	**26,000.74**	**15,860.33**	**23,750.53**	**35,840.43**	**48,202.41**	**$241,397.82**
Travel						$0.00
Airfare		1,098.20	249.00	460.18	75.60	$7,244.60
Local Transportation	846.40	965.81	1,641.56	1,607.20	1,696.02	$10,185.97
Lodging	157.74			2,592.03		$7,334.39
Travel - Misc.			95.00			$95.00
Total Travel	**1,004.14**	**2,064.01**	**1,985.56**	**4,659.41**	**1,771.62**	**$24,859.96**
Total Expenses	**$74,887.47**	**$118,710.45**	**$143,543.95**	**$125,849.87**	**$116,175.94**	**$1,006,790.24**
NET OPERATING INCOME	$ -46,086.17	$ -107,397.46	$ -87,330.25	$ -102,879.66	$ -80,295.85	$ -403,306.90
Other Income						
Other Income	48,035.00					$48,035.00
Total Other Income	**$48,035.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$48,035.00**
Other Expenses						
Depreciation				204.31	290.76	$495.07
State Taxes			-78.02	-978.00		$ -1,056.02
Taxes			175.00			$1,725.00
Total Other Expenses	**$0.00**	**$0.00**	**$96.98**	**$ -773.69**	**$290.76**	**$1,164.05**
NET OTHER INCOME	$48,035.00	$0.00	$ -96.98	$773.69	$ -290.76	$46,870.95
NET INCOME	$1,948.83	$ -107,397.46	$ -87,427.23	$ -102,105.97	$ -80,586.61	$ -356,435.95

The Hub

Balance Sheet

As of December 31, 2021

	JAN 2021	FEB 2021	MAR 2021	APR 2021	MAY 2021	JUN 2021
ASSETS						
Current Assets						
Bank Accounts						
PERFBUS CHK (1033)	13,034.86	1,010.34	20,539.77	1,748.90	14,868.31	12,782.04
PNC James	0.00	0.00	0.00	0.00	0.00	0.00
Total Bank Accounts	$13,034.86	$1,010.34	$20,539.77	$1,748.90	$14,868.31	$12,782.04
Accounts Receivable						
Accounts Receivable (A/R)	68,000.00	50,750.00	79,026.37	153,300.00	73,250.00	72,878.00
Accounts Receivable (A/R) - Other						
Total Accounts Receivable	$68,000.00	$50,750.00	$79,026.37	$153,300.00	$73,250.00	$72,878.00
Other Current Assets						
Prepaid Expenses						
Undeposited Funds	0.00	0.00	0.00	0.00	0.00	0.00
Total Other Current Assets	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total Current Assets	$81,034.86	$51,760.34	$99,566.14	$155,048.90	$88,118.31	$85,660.04
Fixed Assets						
Computer	1,960.91	1,960.91	1,960.91	1,960.91	1,960.91	1,960.91
Accumulated Depreciation - Computers	-1,960.91	-1,960.91	-1,960.91	-1,960.91	-1,960.91	-1,960.91
Total Computer	0.00	0.00	0.00	0.00	0.00	0.00
Total Fixed Assets	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
TOTAL ASSETS	$81,034.86	$51,760.34	$99,566.14	$155,048.90	$88,118.31	$85,660.04
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
Accounts Payable (A/P)	0.00	3,388.49	0.00	4,812.06	0.00	0.00
Total Accounts Payable	$0.00	$3,388.49	$0.00	$4,812.06	$0.00	$0.00
Credit Cards						
Brex Inc	0.00	0.00	2,488.45	119.88	0.00	0.00
Total Credit Cards	$0.00	$0.00	$2,488.45	$119.88	$0.00	$0.00
Other Current Liabilities						
Accrued Expenses						
Deferred Revenue	14,000.00	0.00	0.00	20,000.00	10,000.00	0.00
Total Other Current Liabilities	$14,000.00	$0.00	$0.00	$20,000.00	$10,000.00	$0.00
Total Current Liabilities	$14,000.00	$3,388.49	$2,488.45	$24,931.94	$10,000.00	$0.00
Long-Term Liabilities						
PPP Loans	48,035.00	98,035.00	98,035.00	98,035.00	98,035.00	98,035.00
SAFE Notes	1,929,803.50	1,929,803.50	194,803.50	194,803.50	194,803.50	194,803.50
Total Long-Term Liabilities	$1,977,838.50	$2,027,838.50	$292,838.50	$292,838.50	$292,838.50	$292,838.50
Total Liabilities	$1,991,838.50	$2,031,226.99	$295,326.95	$317,770.44	$302,838.50	$292,838.50
Equity						
Additional Paid in Capital	8,407.50	8,407.50	1,743,318.74	1,743,318.74	1,743,318.74	1,743,318.74
Common Stock (par value $0.0001)	502.50	502.50	591.26	591.26	591.26	591.26
Owner's Draw	-119,226.63	-140,078.17	-145,478.17	-153,677.72	-160,216.82	-165,671.34
Owner's Investment	5,524,353.00	5,524,353.00	5,524,353.00	5,524,353.00	5,524,353.00	5,524,353.00
Retained Earnings	-7,355,395.78	-7,355,395.78	-7,355,395.78	-7,355,395.78	-7,355,395.78	-7,355,395.78
Net Income	30,555.77	-17,255.70	36,850.14	78,088.96	32,629.41	45,625.66
Total Equity	$ -1,910,803.64	$ -1,979,466.65	$ -195,760.81	$ -162,721.54	$ -214,720.19	$ -207,178.46
TOTAL LIABILITIES AND EQUITY	$81,034.86	$51,760.34	$99,566.14	$155,048.90	$88,118.31	$85,660.04

	JUL 2021	AUG 2021	SEP 2021	OCT 2021	NOV 2021	DEC 2021
ASSETS						
Current Assets						
Bank Accounts						
PERFBUS CHK (1033)	77,699.27	480,743.52	348,299.18	169,879.60	52,521.52	39,842.89
PNC James	0.00	0.00	0.00	0.00	0.00	0.00
Total Bank Accounts	$77,699.27	$480,743.52	$348,299.18	$169,879.60	$52,521.52	$39,842.89
Accounts Receivable						
Accounts Receivable (A/R)	32,300.00	23,000.00	105,500.00	227,375.00	195,782.09	216,192.65
Accounts Receivable (A/R) - Other						27,175.00
Total Accounts Receivable	$32,300.00	$23,000.00	$105,500.00	$227,375.00	$195,782.09	$243,367.65
Other Current Assets						
Prepaid Expenses				20,746.51	8,214.25	6,752.87
Undeposited Funds	0.00	0.00	39,908.88	0.00	0.00	0.00
Total Other Current Assets	$0.00	$0.00	$39,908.88	$20,746.51	$8,214.25	$6,752.87
Total Current Assets	$109,999.27	$503,743.52	$493,708.06	$418,001.11	$256,517.86	$289,963.41
Fixed Assets						
Computer	1,960.91	1,960.91	1,960.91	6,203.77	12,428.25	12,428.25
Accumulated Depreciation - Computers	-1,960.91	-1,960.91	-1,960.91	-1,960.91	-2,165.22	-2,455.98
Total Computer	0.00	0.00	0.00	4,242.86	10,263.03	9,972.27
Total Fixed Assets	$0.00	$0.00	$0.00	$4,242.86	$10,263.03	$9,972.27
TOTAL ASSETS	$109,999.27	$503,743.52	$493,708.06	$422,243.97	$266,780.89	$299,935.68
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Accounts Payable						
Accounts Payable (A/P)	27,916.33	16,896.95	35,509.45	46,751.42	28,285.15	38,639.21
Total Accounts Payable	$27,916.33	$16,896.95	$35,509.45	$46,751.42	$28,285.15	$38,639.21
Credit Cards						
Brex Inc	0.00	0.00	0.00	3,345.96	0.00	0.00
Total Credit Cards	$0.00	$0.00	$0.00	$3,345.96	$0.00	$0.00
Other Current Liabilities						
Accrued Expenses	9,862.52	0.00	0.00	14,303.70	20,643.85	24,541.75
Deferred Revenue	14,000.00	15,500.00	69,500.00	70,000.00	40,000.00	68,000.00
Total Other Current Liabilities	$23,862.52	$15,500.00	$69,500.00	$84,303.70	$60,643.85	$92,541.75
Total Current Liabilities	$51,778.85	$32,396.95	$105,009.45	$134,401.08	$88,929.00	$131,180.96
Long-Term Liabilities						
PPP Loans	98,035.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00
SAFE Notes	194,803.50	194,803.50	194,803.50	194,803.50	194,803.50	273,699.57
Total Long-Term Liabilities	$292,838.50	$244,803.50	$244,803.50	$244,803.50	$244,803.50	$323,699.57
Total Liabilities	$344,617.35	$277,200.45	$349,812.95	$379,204.58	$333,732.50	$454,880.53
Equity						
Additional Paid in Capital	1,743,318.74	1,743,318.74	1,743,318.74	1,743,318.74	1,743,318.74	1,743,318.74
Common Stock (par value $0.0001)	591.26	591.26	591.26	591.26	591.26	591.26
Owner's Draw	-166,617.79	-207,405.47	-182,655.97	-196,084.46	-203,969.49	-211,376.12
Owner's Investment	5,524,353.00	6,024,353.00	6,024,353.00	6,024,353.00	6,024,353.00	6,024,353.00
Retained Earnings	-7,355,395.78	-7,355,395.78	-7,355,395.78	-7,355,395.78	-7,355,395.78	-7,355,395.78
Net Income	19,132.49	21,081.32	-86,316.14	-173,743.37	-275,849.34	-356,435.95
Total Equity	$ -234,618.08	$226,543.07	$143,895.11	$43,039.39	$ -66,951.61	$ -154,944.85
TOTAL LIABILITIES AND EQUITY	$109,999.27	$503,743.52	$493,708.06	$422,243.97	$266,780.89	$299,935.68